# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stronghold Digital Mining, Inc., CIK 0001856028
CUSIP: 86337R202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 595 MADISON AVENUE, 28TH FLOOR, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-24-000656
Filed by CIK 0001719307

## Reporting persons
- Beryl Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 913,274; sole dispositive power 0; shared dispositive power 913,274; aggregate amount beneficially owned 913,274 (6.2% of the class)
  Comment: Beneficial ownership is reported as of February 5, 2025. As of December 31, 2024, the reporting person beneficially owned 303,914 shares. Percentage calculated based on 14,837,229 shares of Class A Common Stock outstanding on November 8, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- Beryl Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 913,274; sole dispositive power 0; shared dispositive power 913,274; aggregate amount beneficially owned 913,274 (6.2% of the class)
  Comment: Beneficial ownership is reported as of February 5, 2025. As of December 31, 2024, the reporting person beneficially owned 303,914 shares. Percentage calculated based on 14,837,229 shares of Class A Common Stock outstanding on November 8, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- Beryl Capital Partners II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 799,107; sole dispositive power 0; shared dispositive power 799,107; aggregate amount beneficially owned 799,107 (5.4% of the class)
  Comment: Beneficial ownership is reported as of February 5, 2025. As of December 31, 2024, the reporting person beneficially owned 263,283 shares. Percentage calculated based on 14,837,229 shares of Class A Common Stock outstanding on November 8, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.
- David A. Witkin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 913,274; sole dispositive power 0; shared dispositive power 913,274; aggregate amount beneficially owned 913,274 (6.2% of the class)
  Comment: Beneficial ownership is reported as of February 5, 2025. As of December 31, 2024, the reporting person beneficially owned 303,914 shares. Percentage calculated based on 14,837,229 shares of Class A Common Stock outstanding on November 8, 2024, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2024.

## Item 1. Issuer
Name of issuer: Stronghold Digital Mining, Inc.
Address of issuer's principal executive offices: 595 Madison Avenue, 28th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
Beryl Capital Management LLC, a Delaware limited liability company ("Beryl")

Beryl Capital Management LP, a Delaware limited partnership ("Beryl GP")

Beryl Capital Partners II LP, a Delaware limited partnership (the "Partnership")

David A. Witkin

Each reporting person disclaims beneficial ownership of Class A Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Class A Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence:
225 Avenue I, Suite 205
Redondo Beach, CA 90277
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Beryl: 913,274

Beryl GP: 913,274

Partnership: 799,107

David A Witkin: 913,274
Percent of class:
Beryl: 6.2%

Beryl GP: 6.2%

Partnership: 5.4%

David A. Witkin: 6.2%
Sole power to vote or to direct the vote:
Beryl: 0

Beryl GP: 0

Partnership: 0

David A. Witkin: 0
Shared power to vote or to direct the vote:
Beryl: 913,274

Beryl GP: 913,274

Partnership: 799,107

David A Witkin: 913,274
Sole power to dispose or to direct the disposition:
Beryl: 0

Beryl GP: 0

Partnership: 0

David A. Witkin: 0
Shared power to dispose or to direct the disposition:
Beryl: 913,274

Beryl GP: 913,274

Partnership: 799,107

David A Witkin: 913,274

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Beryl is the investment adviser to the Partnership and other accounts. Beryl is the general partner of Beryl GP, which is the general partner of the Partnership and other private investment funds. Mr. Witkin is the control person of Beryl.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Beryl Capital Management LLC: /s/ Andrew Nelson, Chief Operating Officer (02/05/2025)
- Beryl Capital Management LP: /s/ Andrew Nelson, Chief Operating Officer of Beryl Capital Management LLC, General Partner of Beryl Capital Management LP (02/05/2025)
- Beryl Capital Partners II LP: /s/ Andrew Nelson, Chief Operating Officer of Beryl Capital Management LLC, G.P. of Beryl Capital Management LP, G.P. of Beryl Capital Partners II LP (02/05/2025)
- David A. Witkin: /s/ David A. Witkin, Reporting person (02/05/2025)